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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                           Commission File No. 0-25678

(CHECK ONE):

/X/Form 10-K  / /Form 20-F  / /Form 11-K  / / Form 10-Q  / /Form N-SAR

     For Period Ended: December 31, 1997

          / / Transition Report on Form 10-K
          / / Transition Report on Form 11-K
          / / Transition Report on Form N-SAR
          / / Transition Report on Form 20-F
          / / Transition Report on Form 10-Q

          For the Transition Period Ended: ______________________________

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READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item (s) to which the notification relates:

PART 1 - REGISTRANT INFORMATION

                            MRV Communications, Inc.
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Full Name of Registrant

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Former Name if Applicable

                             8917 Fullbright Avenue
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Address of Principal Executive Office (Street and Number)

                             Chatsworth, CA 91311
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
        (b) The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof,
/X/ will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        On January 30, 1998, registrant (the "Company") completed an acquisition from Whittaker Corporation ("Whittaker") of all of the outstanding capital stock of Whittaker Xyplex, Inc. a Delaware corporation (the "Xyplex Acquisition"). Whittaker Xyplex, Inc. (whose name the Company has since changed to NBase Xyplex, Inc.) is a holding corporation owning all of the outstanding capital stock of Xyplex, Inc., a Massachusetts corporation ("Xyplex"). Xyplex is a leading provider of access solutions between enterprise networks and wide area network and/or Internet service providers. The purchase price paid to Whittaker consisted of $35,000,000 in cash and three-year warrants to purchase up to 500,000 shares of Common Stock of the Company at an exercise price of $35 per share.

        The Company requires additional time to properly reflect the Xyplex Acquisition in its financial statements and Form 10-K for the year ended December 31, 1997.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         Edmund Glazer             978                           952 4700
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              (Name)             (Area code)       (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                            / X / Yes   /  / No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            / X / Yes   /  / No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




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        On September 26, 1996, the Company completed an acquisition (the
"Fibronics Acquisition") from Elbit Ltd. ("Elbit") of certain of the assets and selected liabilities of Elbit's wholly-owned subsidiary, Fibronics Ltd. and its subsidiaries (collectively "Fibronics") related to Fibronics' computer networking and telecommunications businesses (the "Fibronics Business") in Germany, the United States, the United Kingdom, the Netherlands and Israel. The purchase price for the Fibronics Business was approximately $22,800,000, which was paid using a combination of cash and Common Stock of the Company. This acquisition resulted in non-recurring charges in the amount $17,795,000 and $6,974,000 for purchased technology in progress and restructuring, respectively.

        As a result of the non-recurring charges incurred in connection with the Fibronics Acquisition and the issuance of $30,000,000 principal amount of Convertible Subordinated Debentures to finance the Fibronics Acquisition, registrant reported a net loss of approximately $9,654,000 (or $0.49 per share) for the year ended December 31, 1996. No similar event occurred during the year ended December 31, 1997 and registrant expects to report revenues of $165,471,000 and net income of $22,585,000 ($0.95 per share - basic and $0.88 per share - diluted) for the year ended December 31, 1997. A copy of registrant's consolidated statements of operations, which it reported for 1996 and which it expects to report for 1997 is attached.


                            MRV Communications, Inc.
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                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    March 31, 1998       By:   /s/  EDMUND GLAZER
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                                   Edmund Glazer, Vice President of Finance and
                                   Administration and Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

__________________________________ATTENTION____________________________________
       INTENTIONAL MISSTATEMENTS OR OMMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).



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                            MRV Communications, Inc.
                 Condensed Consolidated Statements of Operations
                        (In thousands, except share data)

                                                       Year ended
                                             ------------------------------
                                                        Dec. 31,
                                             ------------------------------
                                                  1997              1996
                                             ------------      ------------
REVENUES, net                                $    165,471      $     88,815

COSTS AND EXPENSES:

 Cost of goods sold                                94,709            51,478

 Research and development expenses                 13,093             8,201

 Selling, general and administrative
  expenses                                         27,365            14,025

 Purchased technology in progress                      --            17,795

 Restructuring costs                                   --             6,974

 Operating income                                  30,304            (9,658)

Interest expense related to convertible
  debentures and acquisition                          427             4,357

 Other income (expense), net                        2,328               153

 Provision (credit) for income taxes                9,474            (4,404)

 Minority interests                                   146               196

NET INCOME (LOSS)                                  22,585            (9,654)

NET INCOME (LOSS) PER SHARE -- BASIC                 0.95             (0.49)

NET INCOME (LOSS) PER SHARE -- DILUTED               0.88             (0.49)

SHARES USED IN PER-SHARE CALCULATION --
 BASIC                                         23,670,370        19,739,350

SHARES USED IN PER-SHARE CALCULATION --
 DILUTED                                       25,733,784        19,739,350